October 24, 2019

Nancy R. Phelan
Chief Executive Officer
Adhera Therapeutics, Inc.
4721 Emperor Boulevard, Suite 350
Durham, NC 27703

       Re: Adhera Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 11, 2019
           File No. 000-13789

Dear Ms. Phelan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on October 11, 2019

Proposal No. 4 - Approval of an Amendment to Certificate of Incorporation to effect a Reverse
Stock Split, page 24

1. We note your statements that you anticipate engaging in equity financing transactions in the "near future" and that you do not have any "agreements, arrangements or understandings" relating to the additional authorized shares of common stock that would become available if the reverse stock split proposal were approved. Please revise your disclosure to clarify whether you have any plans to issue shares of common stock that would become available for issuance.
 Nancy R. Phelan
FirstName LastNameNancy R. Phelan
Adhera Therapeutics, Inc.
Comapany NameAdhera Therapeutics, Inc.
October 24, 2019
Page 2
October 24, 2019 Page 2
FirstName LastName
Proposal 6 - Approval of the Creation of a New Class of Preferred Stock to be Designated Series
G Convertible Preferred Stock, page 29

2. We note that you propose to exchange outstanding series of preferred stock for a new class of Series G preferred stock. Please expand your disclosure to include all of the disclosure required by Item 12 of Schedule 14A. If you believe disclosure required by
         Item 12(f) is not required, please provide us your basis in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 or Joe McCann at
202-551-
6262 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Michael T. Campoli, Esq.